UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.  3)*

CompuCredit Corporation

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

204 78N 100

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 204 78N 100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) David G. Hanna

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 14,172,850

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 14,172,850

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,172,850

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 29.5%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer CompuCredit Corporation
	(b)	Address of Issuer’s Principal Executive Offices 245 Perimeter Center Parkway, Suite 600 Atlanta, Georgia 30346

Item 2.
	(a)	Name of Person Filing The name of the person filing this statement is David G. Hanna.
	(b)	Address of Principal Business Office or, if none, Residence c/o CompuCredit Corporation 245 Perimeter Center Parkway, Suite 600 Atlanta, Georgia 30346
	(c)	Citizenship David G. Hanna is a citizen of the United States of America.
	(d)	Title of Class of Securities Common Stock, no par value per share
	(e)	CUSIP Number 204 78N 100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 14,172,850
David G. Hanna directly owns 6,265,925 shares of Common Stock.

David G. Hanna is deemed the beneficial owner of 7,168,957 shares of Common Stock held by Bravo Trust Two and 737,968 shares of Common Stock held by Rainbow Trust Two Nevada.  Bravo Two Company, Inc., the sole shareholder of which is David G. Hanna, is the sole trustee of each of Bravo Trust Two and Rainbow Trust Two Nevada.  David G. Hanna and members of his immediate family are the beneficiaries of each of Bravo Trust Two and Rainbow Trust Two Nevada.

(b) Percent of class: 29.5% (based upon 48,018,242 shares of Common Stock outstanding as of September 30, 2004)
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 14,172,850
(ii) Shared power to vote or to direct the vote 0
(iii) Sole power to dispose or to direct the disposition of 14,172,850
(iv) Shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certification
Not applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 2005
Date
/s/ David G. Hanna
Signature
David G. Hanna
Name/Title